

November 6, 2013

Via E-mail
James Daniel Westcott
Chief Executive Officer
Legacy Reserves LP
303 W. Wall Street, Suite 1800
Midland, Texas 79701

> **Re:** **Legacy Reserves LP**
> **Registration Statement on Form S-4**
> **Filed October 11, 2013**
> **File No. 333-191703**

Dear Mr. Westcott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until all issues concerning the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2012, have been resolved.

Exhibit 5.1

2. Please obtain and file a new or revised opinion in which counsel clarifies whether both references to "such parties" in the last sentence of the first paragraph of page 2 could include any of the Obligors. As currently drafted, it is unclear whether the references to

"such parties" signify "such parties (other than the Obligors)," as the first part of the sentence could suggest. If the references could include the Obligors, this would be inconsistent with the limitations on assumptions for such opinions. Please see Section II.B.3.a of Staff Legal Bulletin No. 19 (CF), which is available at www.sec.gov/interps/legal/cfslb19.htm .

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim at (202) 551-3535, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Dan LeRoy
        Legacy Reserves L.P.